SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SUMMARY MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON JULY 20, 2009.

NIRE: 33300011595
CNPJ: 33.042.730/0001-04

1. Date: July 20, 2009.

2. Time: 2:00 PM.

3. Place: Av. Brig. Faria Lima, 3400, 20th floor, São Paulo - SP.

4. Quorum: Benjamin Steinbruch (Chairman), Jacks Rabinovich, Antonio Francisco dos Santos, Mauro Molchansky, Fernando Perrone, Dionísio Dias Carneiro Netto, and Claudia Maria Sarti (Secretary).

5 Resolutions: 5.1. Total Return Equity Swap Transaction – The board of directors has reviewed the proposal by the executive officers to close out of the Total Return Equity Swap Agreement entered into with Goldman Sachs International (GSI), related to 29,684,400 American Depository Receipts issued by the Company (ADRs), entered into by a subsidiary of the Company, CSN Madeira Lda. and guaranteed by the Company, as approved by the board of directors on July 8, 2008. According to the terms approved by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários or CVM) within the CVM Procedure RJ 2009/5962 (CVM Authorization) the proposal provides that (i) the settlement price will be calculated based upon the weighted average price of the Company’s shares on BM&FBovespa during the 30 trading days prior to the close out (Settlement Price); (ii) the Company will acquire the 29,684,400 ADRs currently held by GSI through a private transaction and pay the Settlement Price to GSI converted into U.S. dollars at the spot exchange rate of the date preceding the payment; and (iii) upon settlement, a shareholders meeting will be called to vote for the cancellation of treasury shares within 3 months of their acquisition, in order to keep the amount of treasury shares within the limit of 10% of the outstanding shares of the Company as set forth in section 3 of CVM Rule No. 10/80. The board of directors, pursuant to section 17, items XXXIV and XXXVI of the Company’s by-laws, unanimously approved the proposal by the executive officers to close out the transaction and has authorized the executive officers, pursuant to section 25 of the Company’s by-laws, to negotiate and execute all documents and to perform all necessary actions to implement the close out.

Without further discussions the meeting was adjourned, the minutes were drawn, read and executed by those present at the meeting.

The above transcript is a true copy of the minutes filed at the Company’s headquarters.

/s/Claudia Maria Sarti
Claudia Maria Sarti
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2009

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.